FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November 2002

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F×              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No ×

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                                                                                  82- ..............).

HSBC USA INC.
third quarter 2002 results - highlights

*Net income in the third quarter of 2002 was US$216 million compared to US$184 million in the third quarter of 2001 before the effect of a provision for the Princeton Note Matter ("Princeton") in 2001. Under current US GAAP accounting rules, there was no amortisation charge for goodwill in the current quarter against a charge of US$42 million last year. After the Princeton provision last year, HSBC USA Inc. reported a loss of $167 million in the 2001 third quarter under US GAAP.

*Cash earnings^ in the third quarter of 2002 were US$216 million, a decrease of 4 per cent compared to US$226 million, before the provision for Princeton, for the same period in 2001.

*Cash earnings^ as a percentage of average common equity for the first nine months of 2002 were 12.5 per cent compared to 13.2 per cent, before the Princeton provision, during the first nine months of 2001.

*The cost:income ratio for the first nine months of 2002 was 54.4 per cent compared to 52.2 per cent, put on a comparable basis by excluding goodwill amortisation, restructuring costs and the provision for Princeton for the same period in 2001.

*Tier 1 capital to risk-weighted assets was 9.0 per cent at 30 September 2002 compared to 7.9 per cent at 30 September 2001.

*Total assets under administration at 30 September 2002 were US$45.8 billion, of which US$31.9 billion were funds under management and US$13.9 billion were custody accounts.

 ^Cash earnings are net income after preferred dividends and after adding back goodwill   amortisation and expense associated with HSBC Group share option plans.

Financial Commentary

HSBC USA Inc. reported net income of US$624 million for the nine months ended 30 September 2002, an increase of 13 per cent from US$553 million for the first nine months of 2001, before the provision for Princeton. Under current US GAAP accounting rules, there was no amortisation charge for goodwill in the first nine months of 2002 against a charge of US$128 million last year. For the nine months ended 30 September 2002, HSBC USA Inc. reported net income of US$202 million, after the Princeton provision, under US GAAP.

Cash earnings for the nine months ended 30 September 2002 decreased US$55 million to US$623 million from US$678 million for the 2001 comparable period before the provision for Princeton. In the first nine months of this year as compared to the same period last year, growth in net interest income and revenues from fees and commissions was more than offset by lower levels of other operating income from treasury business, higher credit costs and a higher underlying tax rate.

For the quarter ended 30 September 2002, net income totalled US$216 million, an increase of 17 per cent from US$184 million, before the provision for Princeton, for the third quarter of 2001. Cash earnings in the third quarter of 2002 decreased to US$216 million from US$226 million in the comparable period in 2001, with the difference reflecting the increase in the tax rate.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said:

"Our retail and commercial banking business performed well in the third quarter with net interest income growing by more than 7 per cent. We continue to see encouraging growth in wealth management, insurance and other fees and commissions. Offsetting this, in part, our Treasury business generated lower levels of trading income, in the current volatile and difficult market conditions, than it did in 2001."

Net interest income

For the nine months ended 30 September 2002, net interest income increased by US$81 million, or 5 per cent, to US$1.8 billion. Total average-earning assets increased slightly by US$1.1 billion, or 1 per cent, compared to 2001. HSBC continues to benefit from lower cost personal and commercial deposits and the cuts in short-term rates in 2001 that led to a widening in net interest margins.

Other operating income

Other operating income for the first nine months of 2002 was US$793 million, a decrease of US$44 million, or 5 per cent, compared to the first nine months of 2001. Wealth management, insurance, and other fees and commissions all continued to show growth in the first nine months of 2002. Brokerage revenues were 44 per cent higher due in part to sales of annuity products as well as increased transaction volumes. Insurance revenues increased by 56 per cent over the comparable period in 2001. Over 1,500 professionals are now licensed to sell insurance and certain annuity products through the bank's retail network.

Continued difficult conditions in the capital markets prevented a recurrence of last year's strong results in areas that are more market sensitive. Treasury trading revenues for the nine months ended 30 September 2002 were US$57 million, a decrease of US$134 million from the first nine months of 2001. Mortgage operating income, including servicing fees net of impairment, origination gains and related economic hedges, increased slightly from the first nine months of 2001 with additional gains realised when mortgage sales were concluded in October. Securities gains for the nine months ended 30 September 2002 were US$121 million, a decrease of US$26 million from US$147 million in the comparable period in 2001. The first nine months of 2002 included sales of mortgage-backed, treasury, and Latin American securities. Securities gains in the first nine months of 2001 included a US$19 million one-time gain on the sale of shares in Canary Wharf.

Operating expenses

Operating expenses, excluding the provision for Princeton, decreased by 5 per cent to US$1.4 billion in the first nine months of 2002 compared to US$1.5 billion in the first nine months of 2001. The decrease was primarily a result of the previously reported adoption of SFAS 142 with goodwill no longer being amortised through operating expenses. The impact of goodwill amortisation on net income in the first nine months of 2001 was US$128 million. On a US GAAP basis, because of the provision for Princeton last year, operating expenses decreased by 32 per cent. Allowing for the goodwill change and excluding Princeton, operating expenses increased by US$55 million, or 4 per cent, including higher reserves for letters of credit and for a leveraged lease, and the expenses associated with the acquired Wealth and Tax Advisory Services business.

The cost:income ratio for the first nine months of 2002 was 54.4 per cent compared to 58.1 per cent for the same period in 2001, excluding Princeton. The ratio for the 2001 period, put on a comparable basis by excluding goodwill amortisation, restructuring costs and the provision for Princeton, was 52.2 per cent.

Provision for income taxes

The provision for income taxes was US$367 million for the nine months ended 30 September 2002, compared to US$130 million in the comparable period for 2001. The underlying tax rate, excluding goodwill amortisation and the provision for Princeton from last year's expenses, rose approximately three percentage points over the same periods.

Credit quality and provisions for credit losses

Overall credit quality in the first nine months of 2002 declined slightly. Non-accruing loans were higher and the provision for credit losses of US$169 million was US$26 million higher than for the first nine months of 2001. Net charge-offs of US$131 million for the first nine months of 2002 were also higher, by US$23 million, than in the comparable period in 2001. The reserve to non-accrual ratio decreased slightly to 135.6 per cent at 30 September 2002, from 137.0 per cent at 30 September 2001. However, credit quality has shown some signs of improvement in the 2002 third quarter.

Balance sheet

Total assets of HSBC USA Inc. were US$90.0 billion at 30 September 2002, compared to US$87.6 billion at 30 September 2001. Total deposits were US$56.4 billion at 30 September 2002, compared to US$56.8 billion at 30 September 2001. The decrease in deposits was mainly due to a reduction in foreign deposits that was partially offset by increases in domestic personal demand, personal money market and commercial money market balances. Total loans at 30 September 2002 were US$42.2 billion, compared to US$42.9 billion at 30 September 2001.

Residential mortgage loans held in the portfolio increased, and lower margin corporate loans were reduced. HSBC Bank USA's residential mortgage business, with approximately 325,000 customers, originated US$14.9 billion in mortgages in the nine months ended 30 September 2002, an increase of approximately 42 per cent over the US$10.5 billion originated in the comparable period in 2001.

Total assets under administration

Total funds under management at 30 September 2002 were US$31.9 billion, up US$1.0 billion, or 3 per cent from 30 September 2001, largely due to the movement of new and existing deposits to investment products. Including custody balances, assets under administration at 30 September 2002 totalled US$45.8 billion.

Capital ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 9.0 per cent at 30 September 2002, compared to 7.9 per cent at 30 September 2001. Total capital to risk-weighted assets was 14.2 per cent at 30 September 2002, compared to 12.6 per cent at 30 September 2001.

As part of its strategy of providing customers with product and service choice, HSBC Bank USA offers a comprehensive internet banking service. At 30 September 2002, more than 395,000 customers had registered for the service, up from approximately 275,000 at year-end 2001. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives approximately 45,000 visits daily.

About HSBC Bank USA

HSBC Bank USA has more than 410 branches in New York State, the most extensive branch network in New York. The bank also has eight branches in Florida, two in Pennsylvania, three in California and 15 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 7,000 offices in 81 countries and territories, the HSBC Group is one of the world's largest banking and financial services organizations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

Summary

	Quarter ended		Nine months ended
Figures in US$ millions	30Sept02	30Sept01	30Sept02	30Sept01

Earnings
Net income (loss)	216	(167)	624	202
Net income, excluding Princeton Note
Matter		184		553
Cash earnings^	216	(125)	623	327
Cash earnings, excluding Princeton
Note Matter		226		678

Performance ratios (%)
Cash earnings as a percentage of
Average common equity, excluding
Princeton	12.8	12.9	12.5	13.2
Net interest margin	2.8	2.6	2.7	2.6
Cost:income ratio, excluding Princeton	54.4	58.0	54.4	58.1
Other operating income to total income	29.5	33.2	31.2	33.4

Credit information
Non-accruing loans at end of period			399	394
Net charge-offs	38	45	131	108
Allowance available for credit losses
- Balance at end of period			541	540
- As a percentage of non-accruing loans			135.6%	137.0%
- As a percentage of loans outstanding			1.3%	1.3%

Average balances
Assets	86,381	86,464	87,289	85,734
Loans	41,634	42,209	41,805	41,274
Deposits	56,708	57,347	57,852	57,760
Common equity	6,709	6,898	6,670	6,858

Capital ratios (%) at end of period
Leverage ratio			5.8	5.7
Tier 1 capital to risk-weighted assets			9.0	7.9
Total capital to risk-weighted assets			14.2	12.6

Assets under administration at end of period
Funds under management			31,886	30,842
Custody accounts			13,929	17,174
Total assets under administration			45,815	48,016

 ^Cash earnings are net income (loss) after preferred dividends and after adding back goodwill amortisation and expense associated with HSBC Group share option plans.

Consolidated Statement of Income

	Quarter ended		Nine months ended
Figures in US$ millions	30Sept02	30Sept01	30Sept02	30Sept01

Interest income
Loans	631	729	1,897	2,267
Securities	227	290	710	990
Trading assets	44	53	119	176
Short-term investments	35	73	122	288
Other interest income	5	7	16	22
Total interest income	942	1,152	2,864	3,743

Interest expense
Deposits	227	441	735	1,533
Short-term borrowings	59	74	177	283
Long-term debt	61	82	201	257
Total interest expense	347	597	1,113	2,073

Net interest income	595	555	1,751	1,670

Provision for credit losses	39	48	169	143
Net interest income, after provision for credit losses	556	507	1,582	1,527

Other operating income
Trust income	24	20	71	65
Service charges	54	48	153	139
Mortgage servicing fees and gains, net	(2)	3	48	23
Other fees and commissions	104	87	295	246
Trading revenues
- Treasury business and other	10	94	57	191
- Residential mortgage business related ^	11	(20)	(34)	(15)
Total trading revenues	21	74	23	176
Security gains, net	16	21	121	147
Other income	32	23	82	41
Total other operating income	249	276	793	837
Total income from operations	805	783	2,375	2,364

Operating expenses
Salaries and employee benefits	254	244	750	728
Occupancy expense, net	40	41	114	117
Princeton note matter	-	575	-	575
Other expenses	165	155	520	484
Operating expenses before goodwill amortisation	459	1,015	1,384	1,904
Goodwill amortisation	-	42	-	128
Total operating expenses	459	1,057	1,384	2,032

Income (loss) before taxes and cumulative effect of
accounting change	346	(274)	991	332
Applicable income tax expense (credit)	130	(107)	367	130
Income (loss) before cumulative effect of accounting
change	216	(167)	624	202
Cumulative effect of accounting change-
Implementation of SFAS 133	-	-	-	- ^^
Net income (loss)	216	(167)	624	202

 ^Trading revenues include the mark-to-market on financial instruments providing economic protection on mortgage   servicing rights values and interest rate and forward sales commitments in the residential mortgage business.

 ^^Less than $500,000.

Consolidated Balance Sheet

Figures in US$ millions	At 30Sept02	At 31Dec01	At 30Sept01

Assets
Cash and due from banks	2,281	2,103	2,078
Interest bearing deposits with banks	762	3,561	4,148
Federal funds sold and securities purchased
under resale agreements	7,246	3,745	3,361
Trading assets	11,430	9,089	8,764
Securities available for sale	14,761	15,268	14,714
Securities held to maturity	4,459	4,651	4,597
Loans	42,218	40,923	42,930
Less - allowance for credit losses	541	506	540
Loans, net	41,677	40,417	42,390

Premises and equipment	729	750	792
Accrued interest receivable	354	417	489
Equity investments	280	271	268
Goodwill	2,767	2,777	2,851
Other assets	3,299	4,065	3,165
Total assets	90,045	87,114	87,617

Liabilities
Deposits in domestic offices
- Non-interest bearing	5,480	5,432	4,727
- Interest bearing	32,840	31,696	32,267
Deposits in foreign offices
- Non-interest bearing	427	428	334
- Interest bearing	17,634	18,951	19,483
Total deposits	56,381	56,507	56,811

Trading account liabilities	6,612	3,800	4,057
Short-term borrowings	11,898	9,202	9,603
Interest, taxes and other liabilities	3,311	6,065	5,093
Subordinated long-term debt and perpetual capital notes	2,259	2,712	2,979
Guaranteed mandatorily redeemable securities	749	728	736
Other long-term debt	1,495	1,051	1,188
Total liabilities	82,705	80,065	80,467

Shareholders' equity
Preferred stock	500	500	500
Common shareholder's equity
- Common stock ^	-	-	-
- Capital surplus	6,046	6,034	6,029
- Retained earnings	577	416	570
- Accumulated other comprehensive income	217	99	51
Total common shareholder's equity	6,840	6,549	6,650
Total shareholders' equity	7,340	7,049	7,150
Total liabilities and shareholders' equity	90,045	87,114	87,617

 ^Less than $500,000.

   END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                            By:

                                                                                                           Name: P A Stafford

                                                                                                          Title: Assistant Group Secretary

Date: November 4, 2002